BERTELSMANN COMPLETES ACQUISITION OF CRESCERA STAKE IN AFYA; NEW DIRECTORS APPOINTED

NOVA LIMA, MINAS GERAIS, Brazil, August 05, 2021 – Afya Limited, or Afya (Nasdaq: AFYA), today announced that it was notified by Crescera Educacional II Fundo de Investimento em Participações Multiestrategia, or “Crescera Educacional”, of the sale of the entirety of its 23,074,134 Class B common shares of Afya to an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann”.

Since Afya’s inception, Bertelsmann has indirectly held a stake in Afya through its investment in Crescera Educacional. In addition, Bertelsmann has had Daulins Emilio, the Managing Director at Bertelsmann Brazil Investments (BBI) and Head of the Bertelsmann Corporate Center in Brazil, as representative on Afya’s board since 2019.

As a result of the closing of the transaction, Daniel Borghi and Laura Guaraná from Crescera ceased to be Afya board members. Mr. Borghi will continue to support Afya as an Afya board observer during six months, starting today. Pursuant to Afya’s amended and restated articles of association, Shobhna Mohn and Kay Krafft were appointed by Bertelsmann as board members.

Shobhna Mohn is Chief Strategy Officer at Bertelsmann Investments. Currently, Shobhna is responsible for the strategic design and execution of Bertelsmann’s global VC investment funds in China, India, Brazil, US/Europe as well as investments in Africa and Southeast Asia. Her focus is on governance, insights, knowledge exchange, identification and steering of long-term strategic holdings. Main target areas of focus are on growth platforms such as e-commerce services, fintech, logistics, education and health. As member of the Investment Committees that evaluate and approve Bertelsmann’s VC investment targets, she has played a key role in the VC investments of over Euro 1.4 billion since 2006 in more than 380 Investments with a current global portfolio of 270 investments. Shobhna is a member of the Bertelsmann Group Management Committee since 2019. She has been at Bertelsmann since 1996 in various roles including Growth Regions Strategy, Investor Relations, and Venture Capital. She holds Bachelors (B.A.) and Masters degrees (both M.A. and M.Phil) in Mathematics from the Delhi University in India, and a M.Phil degree in Operations Research/Management Science from Columbia Business School in New York, USA.

Kay Krafft is the founding CEO of Bertelsmann Education Group. Until 2014, he was Chief Investment Officer of music rights management company BMG, building up the company from a start-up to a major player in the music industry through acquisitions as well as the establishment of an international presence. Before joining BMG's Executive Board, he served as EVP and global head of M&A at Bertelsmann while implementing major portfolio adjustments during this time. Prior to joining Bertelsmann, Kay Krafft was a partner at professional services firm Deloitte.

With Ms. Mohn’s and Mr. Krafft’s appointment, Afya’s current Board members are Mr. Nicolau Esteves, Mr. Renato Esteves, Mr. Sergio Botrel, Mr. Daulins Emilio, Mr. Kay Krafft, Ms. Shobhna Mohn, Mr. Paulo Passoni, Ms. Vanessa Lopes (Independent), Mr. João Paulo Seibel de Faria (Independent), Mr. Flavio Dias (Independent) and Mr. Miguel de Paula (Independent).

About Afya: Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br